SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
 BAE Systems plc
2. Name of shareholder having a major interest
 Barclays PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
 Shareholder named in (2) above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
 N/A - cessation of notifiable interest

5. Number of shares / amount of stock acquired
 N/A
6. Percentage of issued class
 N/A
7. Number of shares / amount of stock disposed
 N/A
8. Percentage of issued class
 N/A
9. Class of security
 Ordinary shares of 2.5 pence each
10. Date of transaction
 N/A
11. Date company informed
 16 March 2005
12. Total holding following this notification
 N/A
13. Total percentage holding of issued class following this notification
 N/A - cessation of notifiable interest
14. Any additional information
 Notification received under s198 CA85
15. Name of authorised company official responsible for making this notification
 Ann-Louise Holding, Assistant Company Secretary (01252 373232)
16. Date of notification
 17 March 2005

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